As filed with the Securities and Exchange Commission on January 13, 2012

Registration No. 333-173224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SWISHER HYGIENE INC.

(Exact Name of registrant as specified in its charter)

Delaware	7342	27-3819646
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210, (704) 364-7707

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven R. Berrard, President

and Chief Executive Officer

Swisher Hygiene Inc.

4725 Piedmont Row Drive, Suite 400

Charlotte, North Carolina 28210

Telephone: (704) 364-7707

Fax: (704) 602-7980

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send a copy of all communications to:

Edward L. Ristaino Esq.

Michael Francis Esq.

Akerman Senterfitt

One Southeast Third Ave., 25th Floor

Miami, Florida 33131-1714

Telephone: (305) 982-5581

Fax: (305) 374-5095

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

* If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The Registrant previously registered 15,000,000 shares of common stock on the Registration Statement on Form S-4 (File No. 333-173224) as amended, originally filed with the Securities and Exchange Commission on March 31, 2011, and subsequently declared effective (the “Original Filing”). This Post-Effective Amendment No. 2 to the Original Filing (this “Post-Effective Amendment”) relates to an aggregate of 8,655,099 shares of the Registrant’s common stock previously registered on the Original Filing. The remaining 6,344,901 shares of the Registrant’s common stock have been issued in acquisitions made pursuant to the Original Filing and in accordance with Instruction H to Form S-4.

This Post-Effective Amendment is filed for the purpose of updating information since the Registrant has become eligible to use Form S-3. As a result, this Post-Effective Amendment is hereby amended to incorporate by reference documents filed by the Registrant pursuant to Section 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 before and after the date of this Post-Effective Amendment.

The information in this prospectus is not complete and may be changed. The company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED JANUARY 13, 2012

PROSPECTUS

8,655,099 Shares

SWISHER HYGIENE INC.

This prospectus relates to an aggregate of 8,655,099 shares of common stock, par value $0.001 per share, of Swisher Hygiene Inc., a Delaware corporation, (“Swisher Hygiene” or the “Company”), which may be issued from time to time by the Company in connection with acquisitions of assets, businesses, or securities in the essential commercial hygiene industries. We expect that the terms of acquisitions involving the issuance of any such shares will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of common stock issued will be valued at prices reasonably related to the market price of the common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered.

We do not expect to receive any cash proceeds when we issue shares of common stock offered by this prospectus.

Our common stock trades on the Nasdaq Global Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”). Our common stock is listed and posted for trading on NASDAQ under the trading symbol “SWSH” and on the TSX under the trading symbol “SWI.” On January 12, 2012, the last reported sales price of our common stock on the NASDAQ was $3.67 per share. On January 12, 2012, the last reported sale price for our common stock on the TSX was $3.66 per share (in U.S. dollars).

Investing in the shares involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of the prospectus is                    .

PROSPECTUS SUMMARY	1

RISK FACTORS	3

SELECTED FINANCIAL DATA	12

SELLING STOCKHOLDERS	13

LEGAL MATTERS	13

EXPERTS	13

WHERE YOU CAN FIND MORE INFORMATION	14

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	14

EX-23.1
EX-23.2
EX-23.3
EX-23.4
EX-23.5
EX-23.6

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you with copies of this information, without charge, upon written or oral request to:

Swisher Hygiene Inc.

4725 Piedmont Row Drive, Suite 400

Charlotte, North Carolina 28210

Attention: Investor Relations

Phone: (704) 364-7707

In order to receive timely delivery of this information, you should make your request no later than five business days before the date you must make your investment decision. For a more detailed discussion about the information about us that is incorporated by reference into this prospectus, see “Incorporation of Certain Information by Reference.”

PROSPECTUS SUMMARY

This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes incorporated by reference into this prospectus before making an investment decision.

Our Business

Swisher Hygiene Inc., through its consolidated subsidiaries, franchisees, and international licensees, provides essential hygiene and sanitation solutions throughout North America and internationally. Our solutions include cleaning and sanitizing products and services designed to promote superior cleanliness and sanitation in commercial and residential environments, while enhancing the safety, satisfaction, and well-being of our customers. Our solutions are typically delivered on a regularly scheduled basis and involve providing our customers with: (i) consumable products such as soap, paper, cleaning chemicals, detergents, and supplies, together with the rental and servicing of dish machines and other equipment for the dispensing of those products; (ii) the rental of facility service items requiring regular maintenance and cleaning, such as floor mats, mops, and bar towels; (iii) manual cleaning of their facilities; and (iv) solid waste collection services. We serve customers in a wide range of end-markets, with a particular emphasis on the foodservice, hospitality, retail, industrial, and healthcare industries.

Going forward, we intend to increase sales of our products and expand our services to customers in existing geographic markets as well as expand our reach into additional markets through a combination of organic growth and the acquisition of: (i) Swisher franchises; (ii) independent chemical and facility service providers; (iii) solid waste collection companies; and (iv) other related businesses.

We are a Delaware corporation, originally organized in Canada in 1994. Our principal executive offices are located at 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina, 28210. The telephone number of our principal executive offices is (704) 364-7707. We maintain a website at www.swisherhygiene.com on which we post our key corporate governance documents, including our board committee charters and code of business conduct and ethics. We do not incorporate the information on our website into this prospectus and participants should not consider any information on, or that can be accessed through, our website as part of this prospectus. On November 1, 2010, Swisher Hygiene redomiciled to Delaware from Canada, where it had been a publicly-traded corporation, listed on the TSX under the name CoolBrands International Inc. (“CoolBrands”), and trading under the symbol “COB.” We refer to this event as the Redomestication. On November 2, 2010, one day after completion of the Redomestication, CoolBrands Nevada, Inc. (“CoolBrands Nevada”), a wholly-owned subsidiary of Swisher Hygiene, merged with and into Swisher International, with Swisher International continuing as the surviving corporation. We refer to this event as the Merger. CoolBrands was a Canadian company that historically focused on marketing and selling a broad range of ice creams and frozen snacks. Since the end of the 2005 financial year, subsidiaries of CoolBrands disposed of a majority of CoolBrands’ business operations. Since that time, CoolBrands’ principal operations consisted of the management of its cash resources and reviewing potential opportunities to invest such cash resources. CoolBrands held $61.9 million in cash and cash equivalents as of the closing date of the Merger.

In the Merger, the former stockholders of Swisher International received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene at such time. The stockholders of CoolBrands retained 56,225,433 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 52% ownership interest in Swisher Hygiene at such time. 55,789,632 of the shares issued to former shareholders of Swisher International are subject to lock-up agreements, which expire on the earlier of (i) the public release of Swisher Hygiene’s earnings for the 2011 fiscal year or (ii) March 31, 2012.

As a result of the Merger, Swisher International became a wholly-owned subsidiary of Swisher Hygiene. Upon completion of the Merger and the Redomestication, Swisher Hygiene inherited the reporting issuer status of CoolBrands. Swisher Hygiene’s shares of common stock began trading on the TSX under the symbol “SWI” on November 4, 2010. As CoolBrands was a reporting issuer (or equivalent) in each of the provinces of Canada, Swisher Hygiene became a reporting issuer in each of the provinces in Canada. On November 9, 2010, we filed a Registration Statement on Form 10 (the “Form 10”) with the Securities Exchange Commission (“SEC”). The Form 10 was deemed effective on January 10, 2011, and since that date, we have been a U.S. reporting company, subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. On February 2, 2011, we began trading on NASDAQ under the ticker symbol “SWSH.” Our common stock is currently listed on both the NASDAQ and TSX exchanges.

All references in this registration statement to “Swisher,” “Swisher Hygiene,” the “Company,” “we,” “us,” and “our” refer to Swisher Hygiene Inc. and its consolidated subsidiaries, except where the discussion relates to times or matters occurring before the Merger, as defined below, in which case these words, as well as “Swisher International,” refer to Swisher International, Inc. and its consolidated subsidiaries.

Acquisition Terms

This document serves as our prospectus to offer up to 8,655,099 shares of our common stock that may be issued from time to time by the Company on the completion of acquisitions of assets, businesses, or securities. We expect that the terms of acquisitions involving the issuance shares offered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses, or securities to be acquired, and that the shares issued will be valued at prices reasonably related to the market price of the common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered.

No underwriting discounts or commissions will be paid, although finder’s fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any profit on the resale of shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

RISK FACTORS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this registration statement and the documents that are incorporated by reference into this prospectus, as well as other written or oral statements made from time to time by us or by our authorized officers on our behalf, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should note that forward-looking statements in this document speak only as of the date of this registration statement and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our stockholders and prospective investors should consider include the following:

We have a history of significant operating losses and as such our future revenue and operating profitability are uncertain.

Our future revenue and operating profitability are difficult to predict and are uncertain. We recorded an operating loss of $14.1 million for the nine months ended September 30, 2011 and $15.1 million for the year ended December 31, 2010, and, through September 30, 2011, we have accumulated operating losses of approximately $80.6 million since January 1, 2005. In addition, we recorded operating losses of approximately $6.8 million and $10.4 million for the years ended December 31, 2009 and 2008, respectively. We may continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to increase revenue in order to generate sustainable operating profit. Given our history of operating losses, we cannot assure you that we will be able to achieve or maintain operating profitability on an annual or quarterly basis or at all.

We may be harmed if we do not penetrate markets and grow our current business operations.

If we fail to further penetrate our core and existing geographic markets, or to successfully expand our business into new markets or through the right sales channels, the growth in sales of our products and services, along with our operating results, could be materially adversely impacted. One of our key business strategies is to grow our business through acquisitions. Acquisitions involve many different risks, including (1) the ability to finance acquisitions, either with cash, debt, or equity issuances; (2) the ability to integrate acquisitions; (3) the ability to realize anticipated benefits of the acquisitions; (4) the potential to incur unexpected costs, expenses, or liabilities; and (5) the diversion of management’s attention and company resources. Many of our competitors may also compete with us for acquisition candidates, which can increase the price of acquisitions and reduce the number of available acquisition candidates. We cannot assure you that efforts to increase market penetration in our core markets and existing geographic markets will be successful. Further, we cannot ensure that we will be able to acquire businesses at the same rate that we have in the past. Failure to do so could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may require additional capital in the future and no assurance can be given that such capital will be available on terms acceptable to us, or at all.

We will require substantial capital or available debt or equity financing to execute on acquisition and expansion opportunities that may come available. We cannot assure you that we will be able to obtain additional financial resources on terms acceptable to us, or at all. Failure to obtain such financial resources could adversely affect our plans for growth, or result in our being unable to satisfy financial or other obligations as they come due, either of which could have a material adverse effect on our business and financial condition.

Although the current credit environment has not had a significant adverse impact on our liquidity or cost of borrowing, the availability of funds has tightened and credit spreads on corporate debt have increased. Therefore, obtaining additional or replacement financing may be more difficult and the cost of issuing new debt or replacing a credit facility will likely be at a higher cost than under our current credit facilities. In addition, the current credit and capital markets could adversely impact the liquidity or financial conditions of suppliers or customers, which could, in turn, impact our business or financial results.

Until we completed the Merger, a significant amount of our cash requirements were met through loans or advances from the former Swisher International stockholders; however, none of these former stockholders have agreed to provide the company additional loans, advances, or guarantees in the future.

We have completed a $100 million senior secured credit facility, which we refer to as the credit facility. Borrowings under the credit facility are subject to compliance with financial covenants, including achieving specified Consolidated EBITDA levels (as such term is defined under the credit agreement, which includes specified adjustments and allowances authorized by the lender, as provided for in such definition), which will depend on the success of our acquisition strategy, and maintaining specified leverage and coverage ratios and a minimum liquidity requirement. The credit facility also places restrictions on our ability to incur additional indebtedness, make certain acquisitions, create liens or other encumbrances, sell or otherwise dispose of assets, and merge or consolidate with other entities or enter into a change of control transaction. Failure to achieve or maintain the financial covenants in the credit facility or failure to comply with one or more of the operational covenants could adversely affect our ability to borrow monies and could result in a default under the credit facility. We cannot assure you that we will achieve or maintain compliance with the financial and operational covenants in the credit facility.

We entered into an agreement, which provides financing up to $16.4 million for new and used trucks, carts, compactors, and containers for our Waste segment. The financing will consist of one or more fixed rate loans that have a term of five years. The commitment letter expires in February 2012 with a renewal option of six months, if approved.

We entered into an agreement to finance new and replacement vehicles for our fleet that allows for one or more fixed rate four or five year term loans totaling in the aggregate, no more than $18.6 million. The commitment, which expires in June 2012, is secured by our Waste segment’s vehicles and containers. Borrowings under this loan commitment are subject to the same financial covenants as the above credit facility.

We obtained an additional line of credit of $25 million for new and replacement vehicles for our fleet and obtained a commitment letter, which expires in August 2014 to finance information technology and related equipment not to exceed $2.5 million.

We cannot assure you that sufficient financing will be available in the future on a timely basis, on terms that are acceptable to us or at all. In the event that financing is not available or is not available in the amounts or on terms acceptable to us, the implementation of our acquisition strategy could be impeded, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Failure to attract, train, and retain personnel to manage our growth could adversely impact our operating results.

Our strategy to grow our operations may place a greater strain on our managerial, financial and human resources than that experienced by our larger competitors, as they have a larger employee base and administrative support group. As we grow we will need to:

•

build and train sales and marketing staff to create an expanding presence in the evolving marketplace for our products and services, and to keep staff informed regarding the features, issues and key selling points of our products and services;

•	attract and retain qualified personnel in order to continue to develop reliable and saleable products and services that respond to evolving customer needs; and

•

focus personnel on expanding our internal management, financial and product controls significantly, so that we can maintain control over our operations and provide support to other functional areas within our business as the number of personnel and the size of our operations increases.

Competition for such personnel can be intense, and we cannot assure you that we will be able to attract or retain highly qualified marketing, sales and managerial personnel in the future. Our inability to attract and retain the necessary management, technical, sales and marketing personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may not be able to properly integrate the operations of acquired businesses and achieve anticipated benefits of cost savings or revenue enhancements.

Our business strategy includes growing our business through acquisitions. The success of any business combination depends on management’s ability following the transaction to consolidate operations and integrate departments, systems and procedures, and thereby create business efficiencies, economies of scale, and related cost savings. In addition, the acquired customer base must be integrated into the existing service route structure to improve absorption of fixed costs and create operational efficiencies. The retention and integration of the acquired customer base will be a key factor in realizing the revenue enhancements that should accompany each acquired business. We cannot assure you that future results will improve as a result of cost savings and efficiencies or revenue enhancements from any future acquisitions or proposed acquisitions, and we cannot predict the timing or extent to which cost savings and efficiencies or revenue enhancements will be achieved, if at all. For these reasons, if we are not successful in timely and cost-effectively integrating future acquisitions and realizing the benefits of such acquisitions, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may incur unexpected costs, expenses, or liabilities relating to undisclosed liabilities of our acquired businesses.

In the course of performing due diligence investigations on the companies or businesses we may seek to acquire, we may fail or be unable to discover liabilities of the acquisition candidate that have not otherwise been disclosed. These may include liabilities arising from non-compliance with federal, state or local environmental laws by prior owners, pending or threatened litigation, and undisclosed contractual obligations, for each of which we, as a successor owner, may be responsible. Although we will generally seek to minimize exposure to such liabilities by obtaining indemnification from the sellers of the acquired companies, we cannot assure you that such indemnifications, even if obtainable, will be enforceable, collectible, or sufficient in amount, scope, or duration to fully offset the potential liabilities arising from the acquisitions.

We may recognize impairment charges which could adversely affect our results of operations and financial condition.

We assess our goodwill and other intangible assets and long-lived assets for impairment when required by generally accepted accounting principles in the United States of America (“GAAP”). These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their fair values. Our assessment of goodwill, other intangible assets, or long-lived assets could indicate that an impairment of the carrying value of such assets may have occurred that could result in a material, non-cash write-down of such assets, which could have a material adverse effect on our results of operations.

Goodwill and other intangible assets resulting from acquisitions may adversely affect our results of operations.

Goodwill and other intangible assets are expected to increase principally as a result of future acquisitions, and potential impairment of goodwill and amortization of other intangible assets could adversely affect our financial condition and results of operations. We consider various factors in determining the purchase prices of acquired businesses, and it is not anticipated that any material portion of the goodwill related to any of these acquisitions will become impaired or that other intangible assets will be required to be amortized over a period shorter than their expected useful lives. However, future earnings could be materially adversely affected if management later determines either that the remaining balance of goodwill is impaired or that shorter amortization periods for other intangible assets are required.

Future issuances of shares of our common stock in connection with acquisitions or pursuant to our stock incentive plan could have a dilutive effect on your investment.

Since the Merger through December 31, 2011, we have issued up to 63,959,569 shares of common stock and shares underlying convertible notes and we will continue to issue additional shares of our common stock in connection with future acquisitions or for other business purposes, or under the Amended and Restated Swisher Hygiene Inc. 2010 Stock Incentive Plan (the “Plan”). Future acquisitions may involve the issuance of our common stock as payment, in part or in full, for the businesses or assets acquired. The benefits derived by us from an acquisition might not exceed the dilutive effect of the acquisition. Pursuant to the Plan, our board of directors may grant stock options, restricted stock units, or other equity awards to our directors and employees. When these awards vest or are exercised, the issuance of shares of our common stock underlying these awards may have a dilutive effect on our common stock.

Future sales of Swisher Hygiene shares by our stockholders could affect the market price of our shares.

We issued an aggregate of 57,789,630 shares of Swisher Hygiene common stock in the Merger and up to an additional 63,959,569 shares or shares underlying convertible notes through December 31, 2011 in connection with acquisitions or for other business purposes, or under the Plan. Of the shares issued, 6,344,901 shares were issued in connection with acquisitions under this registration statement. All other shares issued are subject to registration rights, and we filed, or intend to file, a registration statement to register these shares for resale. Any sales of the shares in the open market pursuant to the registration statements could cause the price of our shares to decline.

Of the Swisher Hygiene shares issued in the Merger, 55,789,632 shares issued to the former Swisher International shareholders, including shares issued to H. Wayne Huizenga and Steven R. Berrard, are subject to lock-up agreements. Pursuant to the lock-up agreements, the locked-up stockholders may not, subject to certain exceptions, offer, sell, contract to sell or enter into any other agreement to transfer the economic consequences of any Swisher Hygiene shares for a period ending the earlier of (i) the date of the public release of Swisher Hygiene’s earnings for the year ended December 31, 2011 and (ii) March 31, 2012. After these lock-up agreements terminate, the market price of Swisher Hygiene shares could decline as a result of sales of our shares by these stockholders, or the perception that such sales could occur. These sales, or the perception that such sales could occur, might also make it more difficult for Swisher Hygiene to sell equity securities at a time and price that is deemed appropriate.

In addition, Swisher Hygiene may issue additional shares of common stock as part of the purchase price of future acquisitions or in connection with future financings. Any actual sales, or any perception that sales of a substantial number of shares may occur, could adversely affect the market price of Swisher Hygiene common stock.

Our business and growth strategy depends in part on the success of our franchisees and international licensees, and our brand reputation may be harmed by actions out of our control that are taken by franchisees and international licensees.

A portion of our earnings are expected to come from royalties and other amounts paid to us by our franchisees and international licensees. Franchisees and licensees are independent operators and have a significant amount of flexibility in running their operations, and their employees are not our employees. We provide training and support to, and monitor the operations of, franchisees, but the quality of their operations may be diminished by any number of factors beyond our control. Despite the operating obligations the franchisees and licensees are subject to pursuant to our operations manual or the franchise or licensee agreements, franchisees may not successfully operate their business in a manner consistent with our standards and requirements and may not hire and train qualified managers and other personnel. While we may ultimately take action to terminate franchisees and licensees that do not comply with the standards contained in the franchise or licensee agreements and our operations manual, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, potentially causing revenue to decline. Any operational shortcoming of a franchisee is likely to be attributed by the public to our entire system, thus damaging our brand reputation and potentially affecting revenue and operating results. Furthermore, if our franchisees were to become insolvent or otherwise were unwilling or unable to pay for products and supplies purchased from us or pay royalties, rent or other fees, we would experience a decrease in our revenue, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Failure to retain our current customers and renew existing customer contracts could adversely affect our business.

Our success depends in part on our ability to retain current customers and renew existing customer service agreements. Our ability to retain current customers depends on a variety of factors, including the quality, price, and responsiveness of the services we offer, as well as our ability to market these services effectively and differentiate our offerings from those of our competitors. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to bring the services we provide in-house, or terminate existing service agreements. The failure to renew existing service agreements or the loss of a significant number of existing service agreements would have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The pricing, terms, and length of customer service agreements may constrain our ability to recover costs and to make a profit on our contracts.

The amount of risk we bear and our profit potential will vary depending on the type of service agreements under which products and services are provided. We may be unable to fully recover costs on service agreements that limit our ability to increase prices, particularly on multi-year service agreements. In addition, we may provide services under multi-year service agreements that guarantee maximum costs for the customer based on specific criteria, for example, cost per diner, or cost per passenger day, putting us at risk if we do not effectively manage customer consumption. Our ability to manage our business under the constraints of these service agreements may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in economic conditions that impact the industries in which our end-users primarily operate in could adversely affect our business.

During the last few years, conditions throughout the U.S. and worldwide have been extremely weak and those conditions may not improve in the foreseeable future. As a result, our customers or vendors may have financial challenges, unrelated to us that could impact their ability to continue doing business with us. Economic downturns, and in particular downturns in the foodservice, hospitality, travel, and food processing industries, can adversely impact our end-users, who are sensitive to changes in travel and dining activities. The recent decline in economic activity is adversely affecting these markets. During such downturns, these end-users typically reduce their volume of purchases of cleaning and sanitizing products, which may have an adverse impact on our business. We cannot assure you that current or future economic conditions, and the impact of those conditions on our customer base, will not have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our solid waste collection operations are geographically concentrated and are therefore subject to regional economic downturns and other regional factors.

Our solid waste collection operations and customers are located in Florida. Therefore, our business, financial condition and results of operations are susceptible to regional economic downturns and other regional factors, including state regulations and budget constraints and severe weather conditions. In addition, as we seek to expand in our existing markets, opportunities for growth within this region will become more limited and the geographic concentration of our business will increase.

If we are required to change the pricing models for our products or services to compete successfully, our margins and operating results may be adversely affected.

The cleaning and maintenance solutions and the solid waste collection services industries are highly competitive. We compete with national, regional, and local providers, many of whom have greater financial and marketing resources than us, in the same markets primarily on the basis of brand name recognition, price, product quality, and customer service. To remain competitive in these markets, we may be required to reduce our prices for products and services. If our competitors offer discounts on certain products or services in an effort to recapture or gain market share, we may be required to lower prices or offer other favorable terms to compete successfully. Any such change would likely reduce margins and could adversely affect operating results. Some of our competitors may bundle products and services that compete with our products and services for promotional purposes as a long-term pricing strategy or may provide guarantees of prices and product implementations. Also, competitors may develop new or enhanced products and services more successfully and sell existing or new products and services better than we do. In addition, new competitors may emerge. These practices could, over time, limit the prices that we can charge for our products and services. If we cannot offset price reductions or other pricing strategies with a corresponding increase in sales or decrease in spending, then the reduced revenue resulting from lower prices would adversely affect our margins, operating costs, and profitability.

Furthermore, as is generally the case in the solid waste services industry; some municipal contracts are subject to periodic competitive bidding. We may not be the successful bidder to obtain or retain these contracts. If we are unable to compete with larger and better capitalized companies, or to replace municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, our revenue would decrease and our operating results would be harmed.

In our solid waste disposal markets we also compete with operators of alternative disposal and recycling facilities and with counties, municipalities and solid waste districts that maintain their own waste collection, recycling and disposal operations. We are also increasingly competing with companies which seek to use parts of the waste stream as feedstock for renewable energy supplies. These entities may have financial advantages because of their ability to charge user fees or similar charges, impose tax revenue, access tax-exempt financing and in some cases utilize government subsidies.

Several members of our senior management team are critical to our business and if these individuals do not remain with us in the future, it could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our future success depends, in part, on the continued efforts and abilities of our senior management team. Their skills, experience and industry contacts are expected to significantly benefit our business. The loss of any member of our senior management team would disrupt our operations and divert the time and attention of the remaining members of the senior management team, which could have a material adverse effect on our business, financial condition and results of operations. Because the market for qualified management is highly competitive, we may not be able to retain our leadership team or fill new management positions or vacancies created by expansion or turnover at existing compensation levels. We do not carry “key-person” insurance on the lives of our senior management team or management personnel to mitigate the impact that the loss of a key member of our management team would cause. The loss of services of one or more of these individuals, or if one or more of them decide to join a competitor or otherwise compete directly with us, could have a material adverse effect on our business, financial condition and results of operations.

The financial condition and operating ability of third parties may adversely affect our business.

We have manufacturing operations; however, we also depend on third parties for the manufacture of the products we sell. We will rely on third party suppliers to provide us with components and services necessary for the completion and delivery of our products and services. We expect to significantly expand our customer base and product offerings, but our expansion may be limited by the manufacturing capacity of third party manufacturers. Such manufacturers may not be able to meet our needs in a satisfactory and timely manner, particularly if there are raw material shortages.

We purchase the majority of our chemicals from independent manufacturers and our dispensing equipment and dish machines are also primarily supplied by a limited number of suppliers. Should any of these third party suppliers experience production delays, we may need to identify additional suppliers, which may not be possible on a timely basis or on favorable terms, if at all. A delay in the supply of our chemicals or equipment could adversely affect relationships with our customer base and could cause potential customers to delay their decision to purchase services or cause them not to purchase our services at all.

In the event that any of the third parties with whom we have significant relationships files a petition in or is assigned into bankruptcy or becomes insolvent, or makes an assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under bankruptcy or insolvency laws with a trustee, or a receiver is appointed in respect of a substantial portion of its property, or such third party liquidates or winds up its daily operations for any reason whatsoever, then our business, financial position, results of operations, and cash flows may be materially and adversely affected.

The availability of our raw materials and the volatility of their costs may adversely affect our operations.

We use a number of key raw materials in our business. An inability to obtain such key raw materials could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Also, the prices of many of these raw materials are cyclical. If we are unable to minimize the effects of increased raw material costs through sourcing or pricing actions, future increases in costs of raw materials could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. In recent years, fuel prices have fluctuated widely and have generally increased. Fuel price increases raise the costs of operating vehicles and equipment. We cannot predict the extent to which we may experience future increases in fuel costs or whether we will be able to pass these increased costs through to our customers. If fuel costs rise, the operating costs of our solid waste collection operations and distribution operations would increase, resulting in a decrease in margins and profitability. A fuel shortage, higher transportation costs or the curtailment of scheduled service could adversely impact our relationship with customers and franchisees and reduce our profitability. If we experience delays in the delivery of products to our customers, or if the services or products are not provided to the customers at all, relationships with our customers could be adversely impacted, which could have a material adverse effect on our business and prospects. As a result, future increases in fuel costs could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our products contain hazardous materials and chemicals, which could result in claims against us.

We use and sell a variety of products that contain hazardous materials and chemicals. Like all products of this nature, misuse of the hazardous material based products can lead to injuries and damages but in all cases if these products are used at the prescribed usage levels with the proper PPEs (Personal Protection Equipment) and procedures the chances of injuries and accidents are extremely rare. Nevertheless, because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims, or removal or remediation of such substances. We may be involved in claims and litigation filed on behalf of persons alleging injury as a result of exposure to such substances or by governmental or regulatory bodies related to our handling and disposing of these substances. Because of the unpredictable nature of personal injury and property damage litigation and governmental enforcement, it is not possible to predict the ultimate outcome of any such claims or lawsuits that may arise. Any such claims and lawsuits, individually or in the aggregate, that are resolved against us, could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are subject to environmental, health and safety regulations, and may be adversely affected by new and changing laws and regulations, that generate ongoing environmental costs and could subject us to liability.

We are subject to laws and regulations relating to the protection of the environment and natural resources, and workplace health and safety. These include, among other things, reporting on chemical inventories and risk management plans, and the management of hazardous substances. Violations of existing laws and enactment of future legislation and regulations could result in substantial penalties, temporary or permanent facility closures, and legal consequences. Moreover, the nature of our existing and historical operations exposes us to the risk of liability to third parties. The potential costs relating to environmental, solid waste, and product registration laws and regulations are uncertain due to factors such as the unknown magnitude and type of possible contamination and clean-up costs, the complexity and evolving nature of laws and regulations, and the timing and expense of compliance. Changes to current laws, regulations or policies could impose new restrictions, costs, or prohibitions on our current practices would have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Future changes in laws or renewed enforcement of laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results.

Various states and local governments have enacted, or are considering enacting, laws and regulations that restrict the disposal within the jurisdiction of solid waste generated outside the jurisdiction. In addition, some state and local governments have promulgated, or are considering promulgating, laws and regulations which govern the flow of waste generated within their respective jurisdictions. Additionally, public interest and pressure from competing industry segments has caused some trade associations and environmental activists to seek enforcement of laws regulating the flow of solid waste. If successful, these groups may advocate for the enactment of similar laws in neighboring jurisdictions through local ballot initiatives or otherwise. All such waste disposal laws and regulations are subject to judicial interpretation and review. Court decisions, congressional legislation, and state and local regulation in the waste disposal area could adversely affect our business, results of operations, financial condition, and cash flows.

If our products are improperly manufactured, packaged, or labeled or become adulterated, those items may need to be recalled.

We may need to recall the products we sell if products are improperly manufactured, packaged, or labeled or if they become adulterated. Widespread product recalls could result in significant losses due to the costs of a recall and lost sales due to the unavailability of product for a period of time. A significant product recall could also result in adverse publicity, damage to our reputation, and loss of customer confidence in our products, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in the types or variety of our service offerings could affect our financial performance.

Our financial performance is affected by changes in the types or variety of products and services offered to our customers. For example, as we begin to evolve our business to include a greater combination of products with our services, the amount of money required for the purchase of additional equipment and training for associates may increase. Additionally, the gross margin on product sales is often less than gross margin on service revenue. These changes in variety or adjustment to product and service offerings could have a material adverse effect on our financial performance.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our registered brand names, including “Swisher” and “Sani-Service.” We may not seek to register every one of our marks either in the U.S. or in every country in which it is used. As a result, we may not be able to adequately protect those unregistered marks. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the U.S. and Canada. Failure to protect such proprietary information and brand names could impact our ability to compete effectively and could adversely affect our business, financial condition, results of operations, and cash flows.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe on their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain services under our recognized brand names, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If we are unable to protect our information and telecommunication systems against disruptions or failures, our operations could be disrupted.

We are dependent on internal and third party information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, determining reorder points and placing purchase orders with suppliers, making cash disbursements, and conducting digital marketing activities, data processing, and electronic communications among business locations. We also depend on telecommunication systems for communications between company personnel and our customers and suppliers. Future system disruptions, security breaches, or shutdowns could significantly disrupt our operations or may result in financial damage or loss due to lost or misappropriated information.

Insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.

Our business is subject to all of the operating hazards and risks normally incidental to the operations of a company in the cleaning and maintenance solutions and the solid waste services industries. We maintain insurance policies in such amounts and with such coverage and deductibles that we believe are reasonable and prudent. Nevertheless, our insurance coverage may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury or death, property damage, or environmental liabilities arising in the ordinary course of business and our current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our current size and growth strategy could cause our revenue and operating results to fluctuate more than some of our larger, more established competitors or other public companies.

Our revenue is difficult to forecast and we believe it is likely to fluctuate significantly from quarter to quarter as we continue to grow. Some of the factors affecting our future revenue and results, many of which will be outside of our control and are discussed elsewhere in the Risk Factors, include:

•	competitive conditions in our industries, including new products and services, product announcements and incentive pricing offered by our competitors;

•	the ability to hire, train and retain sufficient sales and professional services staff;

•	the ability to develop and maintain relationships with partners, franchisees, distributors, and service providers;

•	the discretionary nature of our customers’ purchase and budget cycles and changes in their budgets for, and timing of, chemical, equipment and services purchases;

•	the length and variability of the sales cycles for our products and services;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	our ability to complete our service obligations in a timely manner; and

•	timing of product development and new product and service initiatives.

Given our current amount of revenue, particularly as compared with some of our competitors, even minor variations in the rate and timing of conversion of our sales prospects into revenue could cause us to plan or budget inaccurately, and have a greater impact on our results than the same variations would have on the results of our larger competitors.

In light of the foregoing, quarter-to-quarter comparisons of our operating results are not necessarily representative of future results and should not be relied upon as indications of likely future performance or annual operating results. Any failure to achieve expected quarterly earnings per share or other operating results could cause the market price of our common shares to decline or have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Certain stockholders may exert significant influence over any corporate action requiring stockholder approval.

As of December 31, 2011, Messrs. Huizenga and Berrard own approximately 27% of our common stock on a fully diluted basis. As a result, these stockholders may be in a position to exert significant influence over any corporate action requiring stockholder approval, including the election of directors, determination of significant corporate actions, amendments to Swisher’s certificate of incorporation and by-laws, and the approval of any business transaction, such as mergers or takeover attempts, in a manner that could conflict with the interests of other stockholders. Although there are no agreements or understandings between the former Swisher International stockholders as to voting, if they voted in concert, they would exert control over Swisher Hygiene.

Provisions of Delaware law and our organizational documents may delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions of Delaware law and our certificate of incorporation and bylaws may discourage, delay or prevent a change of control that our stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove management or members of our board of directors. These provisions include:

•	the absence of cumulative voting in the election of directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

•	the inability of our stockholders to call special meetings;

•	the requirement that our stockholders provide advance notice when nominating director candidates or proposing business to be considered by the stockholders at an annual meeting of stockholders;

•	the ability of the our board of directors to make, alter or repeal our bylaws;

•	the requirement that the authorized number of directors be changed only by resolution of the board of directors; and

•	the inability of stockholders to act by written consent.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Audited Consolidated Financial Statements and Notes to Consolidated Financial Statements incorporated by reference in this registration statement.

The selected consolidated balance sheet data set forth below as of September 30, 2011, December 31, 2010, September 30, 2010, December 31, 2009 and the selected consolidated statement of operations data for the nine months ended September 30, 2011 and 2010, and three years in the period ended December 31, 2010 are derived from our audited Consolidated Financial Statements and our Unaudited Condensed Consolidated Financial Statements and Notes to the Condensed Consolidated Financial Statements, incorporated by reference in this registration statement. All other selected consolidated financial data set forth below are derived from our financial statements which are not included in this registration statement.

	(Unaudited) For Nine Months Ended September 30,		(Audited) For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Selected Statement of Operations Data:
Revenue	$146,277,373	$45,953,570	$63,652,318	$56,814,024	$64,108,891	$65,190,254	$54,707,906
Loss from operations	(15,985,438)	(6,496,523)	(15,113,172)	(6,849,135)	(10,427,572)	(9,271,518)	(13,317,705)
Net loss	(14,098,271)	(7,500,159)	(17,570,004)	(7,258,989)	(11,987,871)	(10,568,357)	(14,775,179)
Loss per share:
Basic and diluted EPS	(0.09)	(0.13)	(0.26)	(0.13)	(0.21)	(0.18)	(0.26)
Selected Balance Sheet Data:
Total assets	452,011,867	44,037,939	106,234,262	38,917,939	30,280,958	34,363,938	31,946,669
Swisher Hygiene Inc. stockholders’ equity (deficit)	351,024,288	(26,853,469)	45,917,138	(19,455,206)	(12,300,787)	172,410	8,366,774
Long term obligations	47,899,501	8,837,157	31,028,992	48,874,841	6,343,346	20,927,665	12,809,934

SELLING STOCKHOLDERS

We may permit individuals or entities who have received or will receive the shares covered hereby to use this prospectus to cover the resale of such shares. The selling stockholders may act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby: (i) on NASDAQ, the TSX, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participate in the distribution of the shares may be deemed to be “underwriters” under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We may agree to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees may be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase the shares as principal.

In order to comply with the securities laws of certain states, if applicable, our common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our common stock may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon for us by Akerman Senterfitt, Miami, Florida.

EXPERTS

The consolidated financial statements and schedule as of December 31, 2010 and for the year then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Swisher Hygiene Inc. at and for the years ended December 31, 2009 and December 31, 2008 incorporated by reference into this prospectus, to the extent and for the periods indicated in their report, have been audited by Scharf Pera & Co., PLLC, independent registered public accountants, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such report.

The consolidated financial statements of Choice at and for the fiscal years ended September 30, 2010 and September 30, 2009, incorporated by reference into this prospectus have been audited by Kreischer Miller, independent auditor, and are incorporated herein in reliance upon the authority of such firm as experts in the accounting and auditing in giving such report.

The consolidated financial statements of Mt. Hood, the financial statements of ProClean, and the combined financial statements of Central Carting Disposal, Inc. and CCI Hauling, Inc. at and for the fiscal year ended December 31, 2010, incorporated by reference into this prospectus have been audited by Scharf Pera & Co., PLLC, independent registered public accountants, and are incorporated herein in reliance upon the authority of such firm as experts in the accounting and auditing in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form 10 (the “Form 10”). Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Form 10 went effective on January 10, 2011, and as of that date we are subject to the reporting requirements of the Exchange Act, and the rules and regulations thereunder. As such, we will file reports, proxy statements, information statements, and other information with the SEC.

We have filed with the SEC a Registration Statement on Form S-4 under the Securities Act to register with the SEC the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement. You may read and, for a fee, copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Rooms. Our reports, proxy statements, information statements, and other information about us are also available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov and on the System for Electronic Document Analysis Retrieval (SEDAR) website at http://www.sedar.com.

Our Internet address is www.swisherhygiene.com. We will make available through a link to the SEC’s web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors, and 10% stockholders and amendments to those reports) and electronic copies of the materials we file with Canadian Securities Regulators through a link to SEDAR. To receive paper copies of our SEC materials, please contact us by mail addressed to Swisher Hygiene Inc., Investor Relations, 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents and reports listed below other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K:

•

The Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011, and the portions of the Company’s proxy statement on Schedule 14A for the Company’s Annual Meeting of Stockholders filed with the SEC on April 11, 2011 that are incorporated therein;

•

The Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2011, filed on May 16, 2011, for the fiscal quarter ended June 30, 2011, filed on August 15, 2011, and for the fiscal quarter ended September 30, 2011, filed on November 14, 2011;

•

The Current Reports on Form 8-K filed on January 31, 2011, February 11, 2011, February 17, 2011, February 24, 2011, March 4, 2011, as amended by Amendment No. 1 on Form 8-K/A on March 31, 2011, March 22, 2011, March 24, 2011, April 5, 2011, as amended by Amendment No. 1 on Form 8-K/A on April 20, 2011 and further amended by Amendment No. 2 on Form 8-K/A on April 20, 2011, April 15, 2011, April 19, 2011, May 10, 2011, as amended by Amendment on Form 8-K/A on September 30, 2011, and August 18, 2011; and

•	The description of the Company’s common stock contained in the Company’s Registration Statement on Form 8-A, filed with the SEC on February 1, 2011; and

•

The description of the Company’s common stock contained in the Company’s Registration Statement on Form 10, filed with the SEC on November 9, 2010, as amended by Amendment No. 1 to Form 10, filed on December 15, 2010, as amended by Amendment No. 2 to Form 10, filed on January 11, 2011, as further amended by Amendment No. 3 to Form 10, filed January 31, 2011.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, as the case may be, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents that have been incorporated by reference in this prospectus but not delivered with the prospectus, including any exhibits to such documents that are specifically incorporated by reference in those documents.

Please make your request by writing or telephoning us at the following address or telephone number:

Swisher Hygiene Inc.

4725 Piedmont Row Drive, Suite 400

Charlotte, North Carolina 28210

Attention: Investor Relations

Tel: (704) 364-7707

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Part II

Information Not Required In Prospectus

Item 20.	Indemnification of Directors and Officers

We are a corporation organized under the laws of the State of Delaware. Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that a director shall not be liable to us or our stockholders, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses (including attorneys’ fees) incurred in connection with an action or proceeding (other than an action or proceeding brought by or in the right of the corporation) to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. Section 145 of the General Corporation Law of the State of Delaware further provides that, in the case of actions brought by or in the right of the corporation, such corporation has the power to indemnify such person only against expenses (including attorneys’ fees) incurred in connection with the defense or settlement of an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believes to be in or not opposed to the best interests of the corporation, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Section 145 further provides that, to the extent a present or former director of the corporation has been successful on the merits or otherwise in any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. It also provides that the expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as provided by Section 145 of the General Corporation Law of the State of Delaware. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Our bylaws provide that we will indemnify our current and former directors and officers and persons who, while serving as a director or officer of Swisher Hygiene, act or acted at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred, to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, our bylaws provide that we will pay the expenses (including attorneys’ fees) incurred by any such person in defending any proceeding in advance of its final disposition, provided that such payment will be made only upon the receipt of an undertaking by such person to repay all amounts if it is ultimately determined that such person is not entitled to indemnification.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification or advancement is sought. We are not aware of any threatened litigation that may result in claims for advancement or indemnification.

We have been advised that in the opinion of the SEC, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and other persons controlling the registrant pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than payment of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or other person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1	Agreement and Plan of Merger, among CoolBrands International Inc., CoolBrands International (Nevada), Inc., Swisher International, Inc. and Steven R. Berrard, dated as of August 17, 2010.(1)

2.2	Plan of Arrangement, dated November 1, 2010.(1)

3.1	Certificate of Corporate Domestication of CoolBrands International Inc., dated November 1, 2010.(1)

3.2	Amended and Restated Certificate of Incorporation.(2)

3.3	Bylaws of Swisher Hygiene Inc.(1)

5.1	Opinion of Akerman Senterfitt.*

10.1	Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated November 14, 2005.(3)

10.2	Security Agreement by and among Swisher International, Inc. and certain subsidiaries of Swisher International, Inc., dated as of November 14, 2005.(1)

10.3	First Amendment to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated as of April 26, 2006.(1)

10.4	Second Amendment and Waiver to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated as of September 8, 2006.(1)

10.5	Third Amendment and Waiver to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated as of March 21, 2008.(1)

10.6	Fourth Amendment and Waiver to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated June 25, 2008.(1)

10.7	Fifth Amendment and Waiver to Credit Agreement by and between Swisher International, Inc., Wachovia Bank, National Association, and other persons party thereto, dated June 30, 2009.(1)

10.8	Sixth Amendment to Credit Agreement by and between Swisher International, Inc., Wachovia Bank, National Association and other persons party thereto, dated November 18, 2009.(1)

10.9	Credit Agreement by and between HB Service, LLC and Wachovia Bank, National Association, dated as of June 25, 2008.(1)

10.10	First Amendment and Waiver to Credit Agreement by and between HB Service, LLC, Wachovia Bank, National Association and other persons party thereto, dated as of June 30, 2009.(1)

10.11	Second Amendment to Credit Agreement by and between HB Service, LLC, Wachovia Bank, National Association, and other persons party thereto, dated November 18, 2009.(1)

10.12	Omnibus Amendment Agreement, Limited Consent and Waiver by and between Swisher International, Inc., HB Service, LLC, Wells Fargo Bank, National Association and other persons party thereto, dated August 13, 2010.(1)

10.13	Omnibus Amendment Agreement, Limited Consent and Waiver by and between Swisher International, Inc., HB Service, LLC, Wells Fargo Bank, National Association and other persons party thereto, dated October 28, 2010.(1)

10.14	Unconditional Guaranty by and among Swisher International, Inc., H. Wayne Huizenga and Wachovia Bank, National Association, dated June 25, 2008.(1)

10.15	Unconditional Guaranty by and among HB Service, LLC, H. Wayne Huizenga and Wachovia Bank, National Association, dated June 25, 2008.(1)

10.16	Promissory Note, dated May 26, 2010, as amended, in the principal amount of $21,445,000 to Royal Palm Mortgage Group, LLC.(1)

Exhibit Number	Description

10.17	Amended and Restated Security Agreement by and between H. Wayne Huizenga and Wachovia Bank, National Association, dated January 2010.(1)

10.18	Capital Contribution Agreement by and among H. Wayne Huizenga, Steven R. Berrard and Swisher International, Inc., dated July 13, 2010.(1)

10.19	Form of Lock-Up Agreement.(1)

10.20	Promissory Note, dated August 9, 2010, in the principal amount of $2,000,000 to Royal Palm Mortgage Group, LLC.(1)

10.21	Promissory Note, dated August 9, 2010, in the principal amount of $1,500,000 to Royal Palm Mortgage Group, LLC.(1)

10.22	Omnibus Amendment Agreement, Limited Consent and Waiver by and between Swisher International, Inc., HB Service, LLC, Wells Fargo Bank, National Association and other persons party thereto, dated November 5, 2010.(1)

10.23	Vendor Agreement, dated July 25, 2008, between Swisher Hygiene Franchise Corp. and Intercon Chemical Company (Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.)(3)

10.24	Credit Agreement among Swisher Hygiene, Inc., the lenders named therein and Wells Fargo Bank, National Association, dated March 30, 2011.(4)

10.25	Pledge and Security Agreement by Swisher Hygiene Inc., certain subsidiaries of Swisher Hygiene, Inc. named therein, and Wells Fargo Bank, National Association, dated March 30, 2011 (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment).(4)

10.26	Guaranty Agreement by certain subsidiaries of Swisher Hygiene Inc. and Guaranteed Parties named therein, dated March 30, 2011.(4)

10.27	Securities Purchase Agreement, dated March 22, 2011. (On March 22, 2011, Swisher Hygiene Inc. entered into an additional 11 securities purchase agreements which are substantially identical in all material respects to this exhibit expect as to the parties thereto and the number of shares of common stock of Swisher Hygiene purchased. Attached to this exhibit is a schedule identifying the parties to the additional 11 securities purchase agreements and the number of shares of common stock of Swisher Hygiene purchased by such parties.)(5)

10.28	Securities Purchase Agreement, dated April 15, 2011. (On April 15, 2011, Swisher Hygiene Inc. entered into an additional 16 securities purchase agreements which are substantially identical in all material respects to this exhibit expect as to the parties thereto and the number of shares of common stock of Swisher Hygiene purchased. Attached to this exhibit is a schedule identifying the parties to the additional 16 securities purchase agreements and the number of shares of common stock Swisher Hygiene purchased by such parties.)(5)

10.29	Amended and Restated Swisher Hygiene Inc. 2010 Stock Incentive Plan.(2)

10.30	Swisher Hygiene Inc. Senior Executive Officers Performance Incentive Bonus Plan.(6)

10.31	Employment Agreement of Michael Kipp.(6)

16.1	Letter of Scharf Pera & Co., PLLC, dated November 16, 2010.(3)

21.1	Subsidiaries of Swisher Hygiene Inc.(7)

23.1	Consent of BDO USA, LLP.

23.2	Consent of Scharf Pera & Co., PLLC.

23.3	Consent of Kreischer Miller.

23.4	Consent of Scharf Pera & Co., PLLC.

23.5	Consent of Scharf Pera & Co., PLLC.

23.6	Consent of Scharf Pera & Co., PLLC.

Exhibit Number	Description

23.7	Consent of Akerman Senterfitt (included in Exhibit 5.1).*

24.1	Power of Attorney (included in signature page to original filing of Registration Statement on Form S-4 (Registration No. 333-173224)).

Exhibits are incorporated by reference to the exhibit indicated in the following filings by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

(1)	Registration Statement on Form 10, filed with the Securities and Exchange Commission on November 9, 2010.
(2)	Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 9, 2011.
(3)	Amendment No. 1 to Registration Statement on Form 10, filed with the Securities and Exchange Commission on December 15, 2010.
(4)	Current Report on Form 8-K dated March 30, 2011 and filed with the Securities and Exchange Commission on April 5, 2011, as amended on Amendment No. 1 and Amendment No. 2 to Form 8-K/A, filed with the Securities and Exchange Commission on April 20, 2011.
(5)	Pre-Effective Amendment No. 3 to Registration Statement on Form S-4, filed with the Securities and Exchange Commission on April 21, 2011.
(6)	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2011.
(7)	Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.
*	Previously filed.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 420A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes

(1) as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post- effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, State of North Carolina on this 13th day of January, 2012.

SWISHER HYGIENE INC.

By:	/s/ Steven R. Berrard
	Name:	Steven R. Berrard
	Title:	President and Chief Executive Officer

Signature	Title	Date

/s/ Steven R. Berrard Steven R. Berrard	President, Chief Executive Officer, and Director (Principal Executive Officer)	January 13, 2012

* Michael Kipp	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 13, 2012

* H. Wayne Huizenga	Chairman of the Board	January 13, 2012

* David Braley	Director	January 13, 2012

* John Ellis Bush	Director	January 13, 2012

* Harris W. Hudson	Director	January 13, 2012

* William D. Pruitt	Director	January 13, 2012

* David Prussky	Director	January 13, 2012

* Michael Serruya	Director	January 13, 2012

*By Attorney-in-fact

/s/ Steven R. Berrard Steven R. Berrard Attorney-in-fact

SWISHER HYGIENE INC. AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP.

23.2	Consent of Scharf Pera & Co., PLLC.

23.3	Consent of Kreischer Miller

23.4	Consent of Scharf Pera & Co., PLLC.

23.5	Consent of Scharf Pera & Co., PLLC.

23.6	Consent of Scharf Pera & Co., PLLC